Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF PIVOTAL SOFTWARE, INC.

Name of Subsidiary	Jurisdiction of Organization

Pivotal Group 1 Limited	Bermuda
Pivotal Software International	Ireland
Pivotal Software International Holdings	Ireland